Filed by 1295908 B.C. Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Legato Merger Corp.

(Commission File No. 001-39906)

May 25, 2021

Dear Valued Customer,

Yesterday Algoma Steel announced a transaction that will return Algoma to public investment markets, as a publicly listed company on the Toronto Stock Exchange as well as on the Nasdaq Stock Exchange. The full announcement can be found here.

This news demonstrates the confidence of investors in Algoma’s opportunities.

The transaction provides additional investment capital to Algoma Steel, enhancing the Company’s ability to make transformative investments to improve performance, expand product mix and earn sustainable returns

Algoma’s continued transformation offers an attractive value proposition, reflecting Algoma’s improved performance and strategic focus on process improvements demonstrated most recently with the commissioning of our No. 2 Ladle Metallurgy Furnace, enhanced capacity and capability of our Direct Strip Production Complex, and our comprehensive plate mill upgrade.

We also continue to expand our grade capability, including some of our latest offerings:

▪	AlgoGrip – superior anti-skid surface
▪	AlgoLaser - laser-quality plate for the demands of automated thermal cutting
▪	The Heavies – heavy plates – structural, HSLA, and pressure vessel heavy gauge steel for the most demanding of applications in construction, bridge fabrication, and other infrastructure projects
▪	High Strength and Ultra-High Strength Steels – UHSS Grades 90 & 100 KSI and Cold Rolled Grades 60 & 70 KSI
▪	Lloyds certified shipbuilding steel grades

We are very pleased to share this exciting news with you and commit to keeping you apprised of further developments on Algoma’s transformation journey. We remain fully available to support your steel requirements with a commitment to service excellence and reliability. If you have questions or if we can help you with your steel needs, please contact your Algoma representative.

Sincerely,

Robert W. Dionisi

Chief Commercial Officer

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com YOUR PARTNER IN STEEL. SINCE 1901

Additional Information and Where to Find It

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Algoma Steel Inc. (“Algoma”) and Legato Merger Corp. (“Legato”), Algoma will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 which will include Algoma’s prospectus as well as Legato’s proxy statement (the “Proxy Statement/Prospectus”). Legato plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF LEGATO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALGOMA, LEGATO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Algoma and Legato through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Legato’s website at https://legatomerger.com or by directing a written request to Legato at 777 Third Avenue, 37th Floor, New York, NY 10017 or by contacting Algoma at 705.206.1022 or brenda.stenta@algoma.com.

Participants in the Solicitation

Legato, Algoma and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Legato in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is filed with the SEC. Additional information regarding Legato’s directors and executive officers can also be found in Legato’s final prospectus dated January 19, 2021 and filed with the SEC on January 21, 2021. These documents are available free of charge as described above.